March 11, 1998

Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, VA 22312

      Re:   Oppenheimer World Bond Fund
            Reg. No. 33-24885; File No. 811-5670

To the Securities and Exchange Commission:

      An electronic filing was made under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act") on behalf of Oppenheimer World Bond Fund, (the "Fund") on February 26, 1998 (accession number 0000841057-98-000003). The filing consisted of documents comprising Post-Effective Amendment No. 13 to the Fund's 1933 Act Registration Statement on Form N-2 (the "Amendment").

      This filing was incorrectly filed under From N-2 and should have been filed under Form POSAMI. We hereby respectively request that the Commission change the form type on that filing from Form N-2 to Form POSAMI.

      If you have any questions regarding this filing, please do not hesitate to give me a call.

                                Sincerely yours,


                                /s/ Kathleen Ives
                                          --------------------------------
                                  Kathleen Ives
                                          Assistant Vice President &
                                Assistant Counsel
                                 (303) 768-3331